Exhibit 99.1                                                                   1
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Agenda of the General Meeting

FRESENIUS MEDICAL CARE
AKTIENGESELLSCHAFT
Hof an der Saale

Invitation to the Ordinary General Meeting

-  ISIN: DE 0005785802 // Securities Identification Number 578 580 -
-  ISIN: DE 0005785836 // Securities Identification Number 578 583 -
-  ISIN: DE 000A0DRW61 // Securities Identification Number
   A0DRW6 -
- ISIN: US 3580291066 // American Depository Receipts Identification Number 879 529 -
- ISIN: US 3580292056 // American Depository Receipts Identification Number 903 780 -




We hereby invite our shareholders to the

Ordinary General Meeting

to be held at the Congress Center Messe Frankfurt, Ludwig-Erhard-Anlage 1, 60327 Frankfurt am Main, on Tuesday, May 24, 2005 at 10 a.m.


Agenda

1. Presentation of the formally approved annual financial statements of Fresenius Medical Care AG and of the approved consolidated financial statements for the fiscal year 2004. Presentation of the management reports for Fresenius Medical Care AG and the Group for the fiscal year 2004. Presentation of the report of the Supervisory Board about the fiscal year 2004.


2.   Resolution on appropriation of the distributable profit.

     The Managing Board and the Supervisory Board propose that the distributable profit in the amount of Euro 679,621,696.02 shown in the annual financial statements should be used in the following way:

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     Dividend payment of Euro 1.12
     per each of the 70,000,000 common shares
     that is entitled to dividend payment               Euro       78,400,000.00

     Dividend payment of Euro 1.18
     per each of the 26,296,086 preference shares
     that is entitled to dividend payment               Euro       31,029,381.48

     Amount carried forward to new account              Euro      570,192,314.54

     Balance sheet profit                               Euro      679,621,696.02

     The dividend is payable on May 25, 2005.


3. Resolution to approve the activities of the Managing Board during the fiscal year 2004.

     The Managing Board and the Supervisory Board propose that the approval should be given for the fiscal year 2004.


4. Resolution to approve the activities of the Supervisory Board during the fiscal year 2004.

     The Managing Board and the Supervisory Board propose that the approval should be given for the fiscal year 2004.


5.   Selection of the auditor for the fiscal year 2005.

     The Supervisory Board proposes to elect KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft, Wirtschaftsprufungsgesellschaft, Frankfurt am Main, as auditor for the fiscal year 2005.
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                                                                               3

6.   By-Election of the Supervisory Board.

     The member of the Supervisory Board, Mr. Stephen Peck, has unfortunately died on March 30, 2004. In temporary completion of the number of Supervisory Board members according to the Articles of Association, the Register Court of Hof/Saale appointed John Gerhard Kringel as a member of the Supervisory Board on October 20, 2004 until a new election by the General Meeting.

     The Supervisory Board proposes to the General Meeting that:

           John Gerhard Kringel, retired member of a managing board, Durando/Colorado, USA should be elected in accordance with Article 8 (3) of the Articles of Association for the remainder of the period of office of the unfortunately died member.

     The composition of the Supervisory Board is composed of six member elected by the General Meeting according to Secs. 96 (1) and 101 (1) AktG [Stock Corporation Act] in conjunction with Article 8 (1) of the Articles of Association. The General Meeting will not be bound by election nominations.

     Mr. Kringel is not a member of further Supervisory Boards formed in accordance with statute.


7. Resolution to be adopted on an adjustment of fees for members of the Supervisory Board and a corresponding modification of the Articles of Association.

     The Managing Board and the Supervisory Board propose to pass the following resolution:

     a) The fee for each member of the Supervisory Board shall be increased from US$ 60,000 p.a. to US$ 80,000. The chairperson of the Supervisory Board shall receive twice of that amount, his or her deputy one and a half times of that amount.
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                                                                               4

     b) The additional remuneration of a member of a committee of the Supervisory Board shall be increased from US$ 15,000 p.a. to US$ 30,000 and of the chairperson of a committee from US$ 25,000 p.a. to US$ 50,000.

     c) Article 13 (2), first sentence, of the Articles of Association shall read as follows:

          "Each member of the Supervisory Board shall receive a fixed fee of US$ 80,000 p.a. for each full fiscal year, payable in four equal installments at the end of each calendar quarter."

     d)   Article 13 (4) of the Articles of Association shall read as follows:

          "As a member of a Committee, a Supervisory Board member shall receive, in addition, US$ 30,000 p.a., or as a chairperson of a committee, US$ 50,000 p.a., payable in each case in 4 equal installments at the end of each calendar quarter."

     e) The adjusted remuneration according to this item 7 shall apply for the fiscal year started on January 1, 2005 for the first time.


8. Resolution concerning revocation of the previous authorized Capital I and for the creation of new authorized Capital I and a corresponding modification of the Articles of Association.

     The Managing Board and the Supervisory Board propose to pass the following resolution:

     a) The Authorized Capital I in Article 4 (3) of the Articles of Association will be cancelled with effect from the time of the entry of the new Authorized Capital I specified below:

     b) The Management Board is authorized, in the period up to May 23, 2010, with the approval of the Supervisory Board, to increase, on one or more occasions, the capital of the corporation by up to a total of
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                                                                               5

          Euro 30,720,000.00 for cash by the issue of new non-voting bearer preference shares (Authorized Capital I). The number of shares must increase in the same proportion as the capital. The Management Board is further authorized, with the approval of the Supervisory Board, to decide on the exclusion of shareholders' pre-emption rights. Exclusion of pre-emption rights is admissible, however, only for fractional amounts. The new shares may also be taken up by financial institutions to be specified by the Management Board, with the obligation to offer them to the shareholders (indirect pre-emption rights). The Management Board is further authorized, with the approval of the Supervisory Board, to determine the further details of the implementation of the capital increase out of Authorized Capital I. The Supervisory Board is authorized to amend the Articles of Association after complete or partial implementation of the capital increase out of Authorized Capital I or after the expiry of the authorized period in accordance with the amount of the capital increase out of Authorized Capital I.

     c)   Article 4 (3) of the Articles of Association will read as follows:

     ,,The Management Board is authorized, in the period up to May 23, 2010, with the approval of the Supervisory Board, to increase, on one or more occasions, the capital of the corporation by up to a total of Euro 30,720,000.00 for cash by the issue of new non-voting bearer preference shares (Authorized Capital I). The number of shares must increase in the same proportion as the capital. The Management Board is further authorized, with the approval of the Supervisory Board, to decide on the exclusion of shareholders' pre-emption rights. Exclusion of pre-emption rights is admissible, however, only for fractional amounts. The new shares may also be taken up by financial institutions to be specified by the Management Board, with the obligation to offer them to the shareholders (indirect pre-emption rights). The Management Board is further authorized, with the approval of the Supervisory Board, to determine the further details of the implementation of the capital increase out of Authorized Capital I. The Supervisory Board is authorized to amend the Articles of Association after complete or partial implementation of the capital increase out of
     Authorized Capital I or after the expiry of the authorized period in accordance with the amount of the capital increase out of Authorized
     Capital I."
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                                                                               6

Reports of the Managing Board pursuant to Sec. 203 (2), 186 (4) second sentence
-------------------------------------------------------------------------------
of the Stock Corporation Act:
-----------------------------

The authorization to employ the previous Authorized Capital I will expire as per May 29, 2005. By the resolution adopted pursuant to Item 8 of the Agenda, the new Authorized Capital I is to be created in the same manner. The authorization is to be granted for the longest permissible statutory period (until May 23, 2010). The existing authorization for the Authorized Capital II is still running until May 22, 2006 and, therefore, must not be renewed.

As the case has already been, the new Authorized Capital I provides on principle for a subscription right of the shareholders in case of an increase in capital. An exclusion of the subscription right is only permitted for fractional amounts as to ensure a round issuing amount and a subscription ratio without fractional amounts. The shares excluded from the shareholders' pre-emption right as free fractions, will be realized to the best possible benefit of the corporation by sale on the stock exchange or in another manner. A capital increase may only be made against cash contribution.

The new Authorized Capital I should enable the Managing Board, with the consent of the Supervisory Board, to increase the capital up to a total amount of Euro 30,720,000.00 (which corresponds to 12,000,000 shares). Thus, together with the further on existing Authorized Capital II, capital increases up to a total amount of Euro 51,200,000.00 (which corresponds to 20,000,000 shares) are permissible by using the authorized capital.

The subscription price will be determined in each case at the appropriate time so that, taking into account the respective situation, the interests of the shareholders and of the Company will be adequately protected.

                         -----------------------------


Those shareholders who deposit their shares, during normal business hours, no later than on Thursday, May 19, 2005, with the Corporation, or a Notary Public in the Federal Republic of Germany, or a securities clearing and deposit bank,
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                                                                               7

or Dresdner Bank AG and its branches, until the close of the General Meeting will be entitled to attend the General Meeting.

In case of deposit with a German Notary Public or a securities clearing and deposit bank, we would like to ask you to submit the certificate to be issued by them to the cash office of the Corporation no later than on the first workday after the deadline for deposit, i.e. by Friday, May 20, 2005.

The shares will be deemed properly deposited if, with the consent of the depository, the shares are blocked in favor of such depository at a credit institution until the close of the General Meeting.

The shareholder may also exercise his voting right and/or his right of attendance at the General Meeting by a proxy, for example the depository bank, an association of shareholders or another person of his choice.

As a special service offered to the shareholder, the shareholder can authorize a proxy who will be announced by the Company before the General Meeting. If the shareholder would like to authorize the proxy announced by the Company, he needs an entrance card for the General Meeting. Proxies must be transmitted in text form. The necessary documents and information will be distributed to the shareholder together with the entrance card.

Each common share will grant one (1) vote in the General Meeting. The preference shares are non-voting shares.

Counter proposals to a proposal of the Managing Board and Supervisory Board on a particular item on the agenda according to Sec. 126 of the Stock Corporation Act are to be made exclusively to:

       Fresenius Medical Care Aktiengesellschaft
       - Investor Relations-
       Else-Kroner-Strasse 1
       61352 Bad Homburg
       Telefax: 06172-609-2301
       e-mail: ir-fms@fmc-ag.com

Counter proposals received by the Company within two weeks before the date of the General Meeting will be made accessible to all shareholders on
www.fmc-ag.com without delay. Applications sent to any other address will not be taken into account.
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                                                                               8

Hof a.d. Saale, April 2005

Fresenius Medical Care Aktiengesellschaft



The Managing Board

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                                                                               9

            Notice to the American Depository Receipts (ADR-Holders)
                     regarding the Ordinary General Meeting
       - ISIN: US 3580291066 // Securities Identification Number 879 529 -
       - ISIN: US 3580292056 // Securities Identification Number 903 780 -


If holders of ADRs intend to personally attend the Ordinary General Meeting, they are asked to give the respective orders for the issuance of admission tickets via their depository banks to the U.S. correspondent banks. In order to guarantee observance of the deposit period pursuant to Art. 15 para. (1) of the Articles of Association, respective orders for the issuance of admission tickets must be received by the U.S. correspondent banks no later than May 10, 2005. Their depository banks must ensure that their orders will be passed on in a timely manner.

The admission tickets will be issued for shares. Since one ADR represents one third of a share, admission tickets for ADR-holders may be issued only for three
(3) ADRs or for integral multiples thereof. ADR-holders holding less than three
(3) ADRs will be admitted as guests upon request.

If and to the extent that the ADRs represent preference shares, they carry no voting right in the Ordinary General Meeting.

If and to the extent that the ADRs represent common shares, the holders of ADRs may have the voting rights exercised in the Ordinary General Meeting via their depository banks, by the Depository, the JPMorgan Chase Bank. The Depository will ensure that the voting rights will be exercised in accordance with the instructions given by the ADR-holders. The respective orders must be received by the U.S. correspondent banks on May 11, 2005. In this connection, it must be ensured that the ADRs for common shares will not be confused with the ADRs for preference shares.

Holders of ADRs which represent common shares may exercise the voting right in the Ordinary General Meeting also personally, but only for three (3) ADRs or for integral multiples thereof.

For the remaining fractions of ADRs representing common shares and/or for those ADRs representing preference shares, the voting right may only be exercised in the Ordinary General Meeting via instructions given to the Depository.

The attention of the depository banks will be drawn to the publication in the "Wertpapiermitteilungen" [German Securities Business Journal], part 3, of April 16, 2005.


Hof a. d. Saale, April 2005


Fresenius Medical Care Aktiengesellschaft
The Managing Board